FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 19, 2018

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2018, Unaudited, and December 31, 2017

	Notes	June 30, 2018 (Unaudited)	December 31, 2017
		USD `000	USD `000
Assets
Non-current Assets:
Equipment	4.3	1	12
Other non-current assets		5	5
Total non-current assets		6	17
Prepaid expenses	4.1	269	502
Other receivables	4.2, 5.2	259	518
Income tax receivable	3.1	670	417
Cash and cash equivalents	5.2	89,261	109,554
Total current assets		90,459	110,991
Total assets		90,465	111,008

	Notes	June 30, 2018 (Unaudited)	December 31, 2017
		USD `000	USD `000
Equity and Liabilities
Share capital	5.1	152	151
Other components of equity:
Foreign currency translation reserve		89,388	91,902
Accumulated deficit		(4,325)	(2,373)
Equity attributable to shareholders of the Parent		85,215	89,680
Total equity		85,215	89,680
Non-current liabilities:
Deferred tax, net	3.1	—	43
Total non-current liabilities		—	43
Trade payables	5.2, 6.1	530	1,203
Income tax payable	3.1	3,574	7,039
Accrued liabilities	4.4, 5.2	1,146	13,043
Total current liabilities		5,250	21,285
Total equity and liabilities		90,465	111,008

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six-month periods ended June 30, 2018 and 2017

amounts in thousands except per share amounts

		Six-Month Period Ended June 30,
	Notes	2018	2017
		USD	USD

Revenue from settlement and license agreement	1.1, 1.2	—	1,250,000
Cost of the Aditech Pharma AG agreement	6.1, 6.2	—	(25,000)
Research and development costs		(1,843)	(6,993)
General and administrative costs	6.1	(5,803)	(4,413)
Operating (loss) income		(7,646)	1,213,594
Foreign exchange rate gain		1,859	1,011
Interest income on available-for-sale financial assets		—	160
Other finance income (expense)		313	(1,755)
(Loss) income before taxes		(5,474)	1,213,010
Income tax benefit (expense)	3.1	204	(271,774)
Net (loss) income for the period		(5,270)	941,236

Net (loss) income for the period attributable to:
Equity holders of the Parent		(5,270)	941,236

Per share amounts:

Net (loss) income per share basic	3.2	(0.06)	1.74

Net (loss) income per share diluted	3.2	(0.06)	1.67

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive (Loss) Income

for the six-month periods ended June 30, 2018 and 2017

	Six-Month Period Ended June 30,
	2018	2017
	USD `000	USD `000

Net (loss) income for the period	(5,270)	941,236
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	—	(160)
Exchange differences from translation from functional currencies to the presentation currency	(2,514)	77,023
Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods	(2,514)	76,863
Other comprehensive (loss) income	(2,514)	76,863
Total comprehensive (loss) income	(7,784)	1,018,099
Attributable to:
Equity holders of the Parent	(7,784)	1,018,099

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2017 and 2018

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for-sale financial assets	(Accumulated deficit) retained earnings	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2017	800	339,955	(37,771)	218	(147,400)	155,802
Net income for the period	—	—	—	—	941,236	941,236
Other comprehensive income (loss)	—	—	77,023	(160)	—	76,863
Total comprehensive income	—	—	77,023	(160)	941,236	1,018,099
Exercise of warrants	1	48	—	—	—	49
Share-based payment costs	—	—	—	—	384	384
Tax resulting from share-based payment costs	—	—	—	—	(39)	(39)
Transactions with owners	1	48	—	—	345	394
At June 30, 2017	801	340,003	39,252	58	794,181	1,174,295

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000
At January 1, 2018	151	—	91,902	(2,373)	89,680
Net loss for the period	—	—	—	(5,270)	(5,270)
Other comprehensive loss	—	—	(2,514)	—	(2,514)
Total comprehensive (loss)	—	—	(2,514)	(5,270)	(7,784)
Exercise of warrants	1	—	—	—	1
Distribution to equity award holders	—	—	—	(371)	(371)
Share-based payment costs	—	—	—	3,689	3,689
Transactions with owners	1	—	—	3,318	3,319
At June 30, 2018	152	—	89,388	(4,325)	85,215

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the six-month periods ended June 30, 2018 and 2017

	Six-Month Period Ended June 30,
	2018	2017
	USD `000	USD `000
Operating activities:
(Loss) income before taxes	(5,474)	1,213,010
Adjustments to reconcile (loss)income before tax to net cash flows from operating activities:
Share-based payment costs	3,689	384
Depreciation expense and impairment loss	2	214
Other including foreign exchange rate (gain) and loss	8	2,882
Cash outflow for taxes	(3,500)	—
Cash inflow for interest	—	177
Decrease in prepayments and other receivables	490	819
Decrease in trade payables and accrued liabilities	(5,330)	(6,437)
Net cash flows (used in) provided by operating activities	(10,115)	1,211,049
Investing activities:
Purchase of equipment	—	(3)
Net cash flows used in investing activities	—	(3)
Financing activities:
Shares issued for cash	1	49
Repurchase of equity awards	(7,637)	—
Net cash flows (used in) provided by financing activities	(7,636)	49
Net (decrease) increase in cash and cash equivalents	(17,751)	1,211,095
Net foreign exchange differences	(2,542)	87,432
Cash and cash equivalents at beginning of period	109,554	57,898
Cash and cash equivalents at end of period	89,261	1,356,425

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Section 1—Corporate information

1.1   Organization

Forward Pharma A/S (the “Company” or “Parent”) is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company’s wholly owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH (“FP GmbH”), Forward Pharma USA, LLC, Forward Pharma FA ApS and Forward Pharma Operations ApS (“Operations”), respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the “Group.” The Company’s board of directors authorized the issuance of the financial statements included herein on September 18, 2018.

As discussed in more detail in Note 1.2, effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen Inc. (collectively “Biogen”). Prior to entering into the License Agreement, the Company was actively developing FP187 ®, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. As a result of entering into the License Agreement, the future development and sale by the Company of FP187 ® or another DMF-containing formulation (collectively “DMF Formulation”) is uncertain at this time and will be determined based on the outcome of matters discussed further below. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187 ® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. Under certain conditions, the Company may decide to reinitiate the development of FP187 ®, or initiate the development of another DMF Formulation.

Under the terms of the License Agreement, the Parent restructured its operations (the “Restructuring”) on June 30, 2017 whereby the Parent transferred to Operations (a newly created wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property (the “IP”), and Operations transferred the IP to FWP IP ApS (“FWP IP”) (a newly created wholly owned Danish limited liability company). The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold (the “Sale”) to a newly formed Danish limited liability company (FWP HoldCo ApS, referred to as “HoldCo”) owned and controlled by a newly formed independent Danish foundation (FWP Fonden, referred to as the “Foundation”). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 Danish Kroner (“DKK”) ($54,000 based on the December 31, 2017 exchange rate).

The Foundation’s three-member board includes one independent director and one director appointed by each of the Parent and Biogen. Accordingly, the Parent does not control nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. During November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization (the “Initial Capitalization”) of the Foundation and is obligated to pay 100,000 DKK ($16,000 based on the June 30, 2018 exchange rate) annually (the “Annual Funding”) to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. In the future, the Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company’s obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

On August 2, 2017, the Company’s shareholders approved a 10 for 1 share split (the “Share Split”). Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK. See Note 3.2 for additional information regarding share and per share information.

On August 2, 2017, the Company’s shareholders approved a capital reduction with a corresponding shareholder distribution of 917.7 million EUR ($1.1 billion) (the “Capital Reduction”). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. The Company currently has made no decision to make future cash distributions to shareholders.

1.2   Intellectual Property Proceedings and the Settlement and License Agreement

On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to certain of the Company’s IP, effective as of February 9, 2017. Biogen will, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, (“HSR Act”), to obtain an exclusive license to certain of the Company’s IP in the United States.

In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion (“Non-refundable Fee”) in February 2017, and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board (“PTAB”) declared Patent Interference No. 106,023 (the “Interference Proceeding”) between the Company’s United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen, Inc. The License Agreement does not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company’s European patent EP2801355 (the “Opposition Proceeding”). The Company and Biogen intend to permit the PTAB and the United States Court of Appeals for the Federal Circuit (the “Federal Circuit”), as applicable, and the Opposition Division, the Technical Board of Appeal and the Enlarged Board of Appeal of the European Patent Office (the “EPO”), as applicable, to make final determinations in the proceeding before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, as discussed further below, it will be eligible to receive royalties starting as early as 2021 based on Biogen’s net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen exercises its right to obtain an exclusive license in the United States, the Company will be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents licensed under the License Agreement, on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen exercises its right to obtain an exclusive license in the United States, the Group would likely permanently discontinue development of a DMF Formulation.

If the Company is successful in the Interference Proceeding, but certain conditions are not met in the United States, including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the United States under a co-exclusive license with Biogen, under which the Company may assign its co-exclusive license, on one occasion only, to a single third party. Under the co-exclusive license, the Company will be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen’s net sales in the United States. Moreover, if Biogen prevails in the Interference

Proceeding, after any appeals to the Federal Circuit, the Company may be prevented from commercializing FP187 ® for MS in the United States at a 480 mg per day dose. Were this to occur, the Company would consider reviewing opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If the Company is unable to commercialize FP187 ® or any other product for sale in the United States, the Company would be unable to generate any revenue from such a product.

If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen’s net sales outside the United States.

The receipt of the Non-refundable Fee in February 2017 triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the addendum to the patent transfer agreement between the Company and Aditech Pharma AG. See Note 6.2.

On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company’s United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal of the PTAB’s decision that ended the Interference Proceeding. The appeal was filed in the Federal Circuit and seeks to have the decision overturned and the Interference Proceeding reinstated. The appeal was heard at an oral hearing on June 4, 2018. The appeal is expected to be decided by the end of 2018.

On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. If the Company prevails in such appeal, it is expected that the Technical Board of Appeal will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. The duration of the appeal process is estimated to be two to three years.

Section 2—Basis of Preparation

2.1 Accounting policies and basis of preparation

The interim condensed consolidated financial statements as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2017 Annual Report on Form 20-F (“Annual Report”) filed with the United States Securities and Exchange Commission on April 30, 2018. In the opinion of management, the interim condensed consolidated financial statements as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2017 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the six-month period ended June 30, 2018 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

Going Concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are unlikely and the Company’s ability to continue as a going concern long-term would be uncertain.

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 addresses the accounting and disclosure requirements for revenue contracts with customers. The mandatory effective date for adopting IFRS 15 was January 1, 2018; however, the Group elected to adopt IFRS 15 early on January 1, 2017. In accordance with IFRS 15, the Group will recognize revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for such goods or services. Prior to entering to the License Agreement, the Group did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the initial adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Group’s accumulated deficit at January 1, 2017.

The License Agreement provides for Biogen to remit to the Company royalties (as defined above) only if the Company is successful in the Interference Proceeding and/or the Opposition Proceeding and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, it is unlikely the Group would have revenues or profits in the future.

2.2 New and amendments to accounting standards

Standards effective in 2018:

Excluding IFRS 15, which is discussed above, the IASB issued new standards and amendments to standards and interpretations that are effective in 2018 (collectively “2018 New Standards”). None of the 2018 New Standards had an impact on the Group’s financial statements.

Standards issued but not yet effective:

The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2019 (collectively “New Standards”). None of the New Standards are currently expected to have a material effect on the Group’s financial statements; including, as discussed below, the future adoption of IFRS 16 Leases (“IFRS 16”).

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Group’s financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption; however, the Group currently only has leases with terms of twelve months or of low-value assets, and therefore the adoption of IFRS 16 is not expected to have an effect on the Group’s financial statements.

2.3 Translation from functional currencies to presentation currency

The Company’s condensed consolidated financial statements are presented in USD, which is not the functional currency of the Parent. The Group has elected USD as the presentation currency due to the fact that the Parent has listed American Depositary Shares (“ADS”) on the Nasdaq Global Select Exchange in the United States, under the ticker symbol “FWP”. The Parent, Operations, and Forward Pharma FA ApS’s functional currency is the DKK, FP GmbH’s functional currency is the Euro and Forward Pharma USA, LLC’s functional currency is the USD.

Except for the specific income and expense transactions noted below, the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at the average exchange rates for the period. Exchange differences arising from such translation are recognized directly in other comprehensive (loss) income and presented in a separate reserve in equity.

As the result of the magnitude of the Non-refundable Fee, the amount due Aditech Pharma AG and the income tax provision compared to other income and expense items recognized during the six-month period ended June 30, 2017 combined with the weakening of the USD compared to the DKK during the six-month period ended June 30, 2017, the Parent used the spot rate to translate the Non-refundable Fee and the royalty due Aditech Pharma AG to the presentation currency (USD), while the average exchange rate for the three-month period ended March 31, 2017 was used to translate the income tax provision to the presentation currency (USD.) These rates were used to avoid the distortion of operating results that would have been caused had the average exchange rate for the six-month period ended June 30, 2017 been used.

Section 3—Results for the Period

3.1 Income taxes

The major components of income tax benefit (expense) for the six-month periods ended June 30, 2018 and 2017 are as follows:

	Six-Month Period ended June 30,
	2018	2017
	USD ‘000	USD ‘000
Current income tax benefit (expense)	161	(247,889)
Deferred income tax benefit (expense)	43	(23,885)
Income tax benefit (expense)	204	(271,774)

The income tax benefit (expense) recorded for the six-month periods ended June 30, 2018 and 2017 is reconciled as follows:

	Six-Month Period ended June 30,
	2018	2017
	USD ‘000	USD ‘000
Net (loss) income before tax	(5,474)	1,213,010
Tax benefit (expense) at the Company’s statutory income tax rate (22.0%)	1,204	(266,862)
Adjustments:
Non-deductible expenses for tax purposes	(2)	(22)
Effect of higher tax rate in Germany	(4)	(4,668)
Adjustment related to the prior year	161	—
Unrecognized deferred tax assets	(1,155)	(222)
Income tax benefit (expense)	204	(271,774)

The unrecognized net deferred tax assets at June 30, 2018 and December 31, 2017 are as follows:

	June 30,	December
	2018	31, 2017
	USD ‘000	USD ‘000
Tax effect of tax loss carry forwards	4,942	4,726
Share-based payment	1,752	2,304
Other (net)	(12)	—
Unrecognized deferred tax assets, net	6,682	7,030

The tax benefit recognized during the six-month period ended June 30, 2018 of $204,000 results in part from an adjustment relating to the prior year of $161,000 and the balance relates to changes in deferred tax balances during the period.

Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at June 30, 2018 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements.

Tax uncertainties

The Group exercises judgment when determining the Group’s tax position. As discussed in more detail below, significant judgments were made when determining the tax treatment of Forward Pharma USA, LLC, transfer pricing and in determining tax deductibility of certain transactions.

The Company’s Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group which would expose the Group to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between the Company, Operations, FWP IP, FP GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether pricing of such transactions were at arm’s length. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

The Company has taken the position that Forward Pharma USA, LLC is not subject to U.S. federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of the operations in the U.S., the interpretation of the U.S. and Danish tax laws, and the income tax treaty between the U.S. and Denmark. Management believes that the tax filing provisions taken in the U.S. and Denmark regarding Forward Pharma USA, LLC are correct; however, there is always a risk that the U.S. or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

As a result of the receipt of the Non-refundable Fee and the resulting taxable income in 2017, the Danish and German tax authorities have recently commenced tax audits of Group’s Danish and German tax returns. The tax audits are expected to focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm’s length. There is also a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more localities, it would result in the Group experiencing a higher effective tax rate that could be material. Management believes that the tax positions taken with regards to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish and/or the German tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

Based on recent communications, the Danish and German tax authorities are conducting a joint tax audit of the Group’s Danish and German tax returns. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements through the mutual agreement procedure (“MAP”) by early involvement of Competent Authorities, if necessary. There is no assurance that the joint audit will achieve expected benefits.

During the year ended December 31, 2017, the Company made certain cash payments (the “Deduction”) to equity award holders in accordance with amendments to the Company’s article of association that were approved by the Company’s shareholders and board of directors. The Company believes the Deduction, that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents compensation for services rendered to the Company and is tax deductible for Danish tax purposes. Management believes that the tax positions taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

3.2 Net (loss) income per share

Basis for preparing per share amounts and the revision of previously report per share amounts

The amounts disclosed below have been prepared to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. In addition, the Capital Reduction was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium (the “15% Premium”) based on the trading price of an ADS immediately before the Capital Reduction was executed. The 15% Premium, as per IAS 33 Earnings per Share, is accounted for in a manner similar to the Share Split (as the outflow of resources was greater than the reduction in the number of shares outstanding) and reflected in the below amounts as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported has been revised to reflect the Share Split and the 15% Premium. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented.

The following reflects the net (loss) income attributable to ordinary shareholders and share data used in the basic and diluted net (loss) income per share computations for each of the six-month periods ended June 30, 2018 and 2017:

	Six-Month Period Ended June 30, (1)
	2018	2017
	USD	USD
		Revised (2)
Net (loss) income attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(5,270)	941,236

Weighted average number of ordinary shares used for basic per share amounts	94,407	542,394
Dilutive effect of outstanding options, warrants and deferred shares	—	20,027
Weighted average number of ordinary shares used for diluted per share amounts	94,407	562,421

Net (loss) income per share basic	(0.06)	1.74
Net (loss) income per share diluted	(0.06)	1.67

(1)         Amounts within the table above are in `000 except per share amounts

(2)         For purposes of computing the share and per share information above, the Share Split and the 15% Premium were deemed to have occurred on January 1, 2017 and accordingly, the amounts previously reported for the six-month period ended June 30, 2017 have been revised.

Basic per share amounts are calculated by dividing the net (loss) income for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net (loss) income for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As a result of the Company incurring a net loss for the six-month period ended June 30, 2018, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

3.3 Share-based compensation

During June 2017, the Company granted 825,000 options (8.3 million after the Share Split) (the “June 2017 Options”), including 300,000 (3 million after the Share Split) that were granted to the Company’s Chief Executive Officer and 75,000 (750,000 after the Share Split) that were granted to members of the Company’s Board of Directors, that had an exercise price of $20.35 ($2.04 after the Share Split.) The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options has been decreased to the nominal value of an ordinary share and the number of shares that may be subscribed for pursuant to the June 2017 Options has been reduced by 80% to 1.7 million. As of the grant date, the holders of the June 2017 Options could be due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) if all of the June 2017 Options vest (the “Antidilution Obligation”). For the six-month period ended June 30, 2018, an Antidilution Obligation of 309,000 EUR ($371,000) was provided for in connection with the June 2017 Options that vested during the six-month period ended June 30, 2018. At June 30, 2018, the remaining Antidilution Obligation, if all the June 2017 Options vest, is 1.2 million EUR ($1.4 million based on the June 30, 2018 exchange rate.) which is payable semi-annually on a pro rata basis over the remaining vesting period that ends on May 31, 2020. Since the June 2017 Option award agreements contain antidilution terms, payments made to the holders as the result of such terms were treated as a reduction to equity.

Section 4—Operating Assets and Liabilities

4.1 Prepaid expenses

	June 30, 2018	December 31, 2017
	USD `000	USD `000
Insurance	209	421
Other	60	81
Total	269	502

4.2 Other receivables

	June 30, 2018	December 31, 2017
	USD `000	USD `000
Value added tax receivables (“VAT”)	253	513
Other receivables	6	5
Total	259	518

4.3 Equipment

The Company announced on March 1, 2017 a plan to reduce costs and wind-down research and development efforts of FP187 ®. In connection with winding down of research and development efforts, certain equipment that had been used in the development of FP187 ® was deemed impaired. Accordingly, during the six-month period ended June 30, 2017, the Group recognized an impairment expense of $208,000 that is included within research and development costs.

4.4 Accrued liabilities

	June 30, 2018	December 31, 2017
	USD `000	USD `000
Amounts due to equity award holders	83	11,757
Professional advisors	794	910
Other	269	376
Total	1,146	13,043

Section 5—Capital Structure and Related Items

5.1 Share capital

Subsequent to the Share Split and the Capital Reduction, each ADS represents two ordinary shares and each ordinary share has a nominal value of 0.01 DKK.

During June 2018, the Company issued 372,000 ordinary shares in connection with the exercise of an equal number of warrants. Proceeds to the Company on exercise totaled $1,000. As of June 30, 2018, there are 94.7 million ordinary shares outstanding.

5.2 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Cash and cash equivalents:

The Company’s cash and cash equivalents at June 30, 2018 are held primarily at two banks with a Moody’s long-term credit rating of Aa2 or Aa3.

Financial assets:

Receivables as of June 30, 2018 and December 31, 2017

Fair value of other receivables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Financial liabilities:

Trade payables as of June 30, 2018 and December 31, 2017

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Section 6—Other Disclosures

6.1                               Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as “Danish Legal Services”. The director serves on the Company’s board of directors in his individual capacity and not as a representative of the law firm.

Two directors of the Company, who were elected to the board of directors on May 6, 2016, each entered into a four-year consulting agreement with the Company. One of the consulting agreements commenced in September 2015 and the second during October 2016. The consulting agreements provided for the granting of 25,000 (194,000 after the Share Split and Capital Reduction) and 12,500 (121,000 after the Share Split and the Capital Reduction) deferred shares, respectively, as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years from the date of grant. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. The board member who holds 194,000 deferred shares did not stand for reelection and accordingly the consultant’s role as a board member terminated at the time of the Company’s Annual Shareholder meeting on May 3, 2017. Remuneration paid to the consultants, consisting only of share-based compensation, while the consultants were members of the Company’s board of directors is referred to below as “Consulting Services.”

The following tables provide the total amount of transactions that have been entered into with related parties and the amounts owed to/by related parties. The amounts stated below exclude VAT:

	Six-Month Period ended June 30,
	2018	2017
	USD `000	USD `000
Purchase of services from NB	47	42
Danish Legal Services	311	687
Consulting Services	39	126

	June 30, 2018	December 31, 2017
	USD `000	USD `000

Amounts owed to related parties (excluding VAT)	173	283
Amounts owed by related parties	—	—

Patent transfer agreement between Aditech Pharma AG and the Company

The Company has entered into agreements with Aditech Pharma AG, a related party, that are discussed in Note 6.2.

6.2                               Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups’ control.

During the period January 19, 2013 to December 31, 2015 (“Joint Taxation Period”), the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS (“Tech Growth”) and entities under Tech Growth’s control. A subsidiary of Tech Growth experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS, Forward Pharma FA ApS and, upon their inception during 2017, Operations and FWP IP (the “2016 Tax Group”). The Company remains liable with other entities in the joint taxation group with Tech Growth for Tech Growth’s Danish tax liabilities that can be allocated to the Joint Taxation Period and the Company is liable under the 2016 Tax Group with other entities in the tax group for Danish tax liabilities incurred for the years ending December 31, 2017 and 2016, by members of the 2016 Tax Group while being members of the tax group. Also see Note 3.1 regarding tax uncertainties.

In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the “Transfer Agreement”) that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the “Addendum”). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any.) If Biogen elects to acquire a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive license. Should the Company not assign its United States co-exclusive license to a third party but instead utilize the United States co-exclusive license to develop a DMF Formulation, the Company will, as was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. Aditech is considered to be a related party of the Company due to control over Aditech by NB. The $25 million due to Aditech in accordance with the Addendum and in connection with the Company’s receipt of the Non-refundable Fee was paid during May 2017.

6.3                               Events after the reporting period

Subsequent to June 30, 2018, there were no events that were required to be reported except as follows:

On September 18, 2018, the Company issued 334,000 ordinary shares in connection with the exercise of an equal number of warrants. Proceeds to the Company on exercise totaled $1,000.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on Form 20-F filed with the Securities Exchange Commission on April 30, 2018 (“Annual Report”) that includes our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, risk factors as well as other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions.

Defined terms used herein are consistent with those used in the accompanying unaudited interim consolidated financial statements included elsewhere herein as well as the Annual Report.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following:

• whether and when we will receive any additional payments under our License Agreement with two subsidiaries of Biogen, Inc.;

• the timing, outcome and impact of administrative, court and other proceedings, including any appeals, related to the patents and intellectual property associated with the Company, including our interference proceeding with Biogen, Inc. and the European Patent Office opposition proceeding with Biogen, Inc. relating to EP2801355;

• our ability to successfully protect, defend and enforce the intellectual property associated with the Company;

• our ability, in the event that the License Agreement in the U.S. remains co-exclusive, to utilize the U.S co-exclusive rights to develop a DMF Formulation for sale in the U.S. or successfully assign our U.S. co-exclusive license to a third party and receive future payments;

• the strength of the future market opportunity for products containing dimethyl fumarate for the treatment of multiple sclerosis;

• our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

• our ability to hire and retain qualified personnel; and

• our ability to continue as a going concern.

Certain of these and other risk factors are identified and described in detail in our Annual Report. We are providing this information as of the date of filing of this report and do not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

For more information about the Group and the License Agreement see the notes to the unaudited interim consolidated financial statements beginning on page 8 of this Form 6-K.

Unless otherwise stated, all amounts disclosed below are in United States Dollars (“USD”).

Results of Operations

Comparison of the six-month periods ended June 30, 2018 and 2017

	Six-month periods ended June 30,
	2018	2017	Change
	(USD in thousands)
Revenue from the License Agreement	—	1,250,000	(1,250,000)
Cost of the Aditech agreement	—	(25,000)	25,000
Research and development costs	(1,843)	(6,993)	5,150
General and administrative costs	(5,803)	(4,413)	(1,390)
Operating (loss) income	(7,646)	1,213,594	(1,221,240)
Exchange rate gain	1,859	1,011	848
Interest income from available-for-sale financial assets	—	160	(160)
Other finance income (expense)	313	(1,755)	2,068
(Loss) income before tax	(5,474)	1,213,010	(1,218,484)
Income tax benefit (expense)	204	(271,774)	271,978
Net (loss) income	(5,270)	941,236	(946,506)

Revenue from License Agreement for the six-month periods ended June 30, 2018 and 2017

During the six-month period ended June 30, 2017, the Company recognized as revenue the $1.25 billion nonrecurring Non-refundable Fee that was received during February 2017. During the six-month period ended June 30, 2018, the Group did not earn any revenues under the License Agreement nor from other sources. Accordingly, there were no revenues recognized during the six-month period ended June 30, 2018.

The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Interference Proceeding and/or the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is uncertain whether the Company will prevail in the Interference Proceeding and/or the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement. In the event the Company does prevail in either the Interference Proceeding and/or the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain.

Cost of the Aditech Pharma AG agreement for the six-month periods ended June 30, 2018 and 2017

The terms of the agreement between Aditech Pharma AG (“Aditech”) and the Company, including the addendum to the agreement (“Addendum”) executed in January 2017, provided for Aditech to receive a one-time payment of $25 million, equal to 2% of the Non-refundable Fee. During the six-month period ended June 30, 2018, there were no amounts due Aditech.

Should the Company prevail in either the Interference Proceeding and/or the Opposition Proceeding, additional compensation may be due to Aditech. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis.) If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any.) If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its

United States co-exclusive rights. Should the Company not assign its United States co-exclusive rights to a third party but instead utilize the United States co-exclusive rights to develop a DMF Formulation, the Company will, as it was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product.

Research and development costs for the six-month periods ended June 30, 2018 and 2017

Research and development costs for the six-month periods ended June 30, 2018 and 2017 were $1.8 million and $7.0 million, respectively. The decrease in research and development costs for the six-month period ended June 30, 2018 of $5.2 million is the result of lower costs incurred in connection with the Interference and Opposition Proceedings, lower share-based compensation and the wind-down of our development efforts of FP187 ®. Fees to patent advisors and other patent-related costs decreased from $1.1 million in the six-month period ended June 30, 2017 to $609,000 in the six-month period ended June 30, 2018. The decrease is the result of reduced activities subsequent to the PTAB’s issuance of the decision in the Interference Proceeding in favor of Biogen on March 31, 2017 and the conclusion of the oral proceeding before the Opposition Division of the EPO concerning patent EP2801355 where the Opposition Division revoked patent EP2801355 on January 29, 2018. Share-based compensation decreased from $2.6 million in the six-month period ended June 30, 2017 to $1 million in the six-month period ended June 30, 2018. The decrease in share-based compensation resulted in part from equity awards that were issued during the years ended December 31, 2017, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting and the balance of the reduction in share-based compensation is the result of equity awards that were forfeited in 2017 in connection with terminated employees. The balance of the decrease in research and development cost during the six-month period ended June 30, 2018 is the result of winding down FP187 ® development activities including all preclinical, clinical and contract manufacturing activities that were in process prior to the effective date of the License Agreement. As of June 30, 2018, substantially all research and development activities have ceased with the exception of minimal regulatory compliance and maintenance activities; however, if we decide to reinitiate development of a DMF Formulation for sale in the U.S., our research and development expenses will likely increase. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation (whether on our own or through any assignee of our U.S. co-exclusive license rights.)

General and administrative costs for the six-month periods ended June 30, 2018 and 2017

General and administrative costs for the six-month periods ended June 30, 2018 and 2017 were $5.8 million and $4.4 million, respectively. The increase in general and administrative costs in the six-month period ended June 30, 2018 of $1.4 million resulted from an increase in share-based compensation, which was partially offset by a decrease in legal and accounting costs. Share-based compensation increased from a benefit of $2.2 million in the six-month period ended June 30, 2017 to an expense of $2.7 million in the six-month period ended June 30, 2018. The increased expense during the six-month period ended June 30, 2018 of $4.9 million was primarily related to the nonrecurring benefit of $5.4 million that was recognized during the six-month period ended June 30, 2017 in connection with equity awards that were forfeited by terminated employees where the forfeited equity awards were initially expected to vest in full. There were no forfeited equity awards during the six-month period ended June 30, 2018. Legal and accounting fees were $5.2 million in the six-month period ended June 30, 2017 compared to $1.9 million in the six-month period ended June 30, 2018. During the six-month period ended June 30, 2017, the Company had significant nonrecurring needs for legal and accounting advice in connection with entering into and complying with the License Agreement. There was no similar need for such services during the six-month period ended June 30, 2018. We expect our general and administrative costs will remain at current levels.

Non-operating income (expense) for the six-month periods ended June 30, 2018 and 2017

During the six-month period ended June 30, 2018, the Group recognized a foreign exchange gain of $1.9 million. The $1.9 million non-cash foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash is converted to the functional currency of the Parent and Operations at June 30, 2018.  During the six-month period ended June 30, 2017, the Group recognized a foreign exchange gain of $1.0 million. The $1.0 million foreign exchange gain resulted primarily from the Company benefiting from the favorable exchange rates when the proceeds of the Non-refundable Fee were converted from USD to Euros. This benefit was offset in part by the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and available-for-sale financial assets were converted to DKK at June 30, 2017.

During the six-month period ended June 30, 2017, the Company recognized interest income from available-for-sale financial assets of $160,000. During the six-month period ended June 30, 2018 the Company did not hold available-for-sale financial assets.

Other finance income (expense) primarily includes interest income on USD cash deposits net of bank fees (“negative interest”) on EUR and DKK cash deposits. The favorable change during the six-month period ended June 30, 2018 is the result of reduced cash holdings of EUR subsequent to the Capital Reduction and increased interest income on USD cash deposits resulting from higher rates.

Income tax expense for the six-month periods ended June 30, 2018 and 2017

The tax benefit recognized during the six-month period ended June 30, 2018 of $204,000 results in part from a change in estimate of $161,000 and the balance relates to changes in deferred tax balances during the period. Income tax expense for the six-month period ended June 30, 2017 totaled $271.8 million. The tax expense for the six-month period ended June 30, 2017 resulted from the receipt of the Non-refundable Fee, partially offset by operating expense, giving rise to pretax income of $1.2 billion. The effective tax rate for the six-month period ended June 30, 2017 was 22.4%, which is slightly higher than the Danish statutory tax rate of 22.0%. The difference between the effective tax rate and the statutory tax rate is primarily derived from a higher tax rate in Germany, where the Group has taxable nexus in addition to Denmark.

Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at June 30, 2018 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements.

Liquidity and Capital Resources

Liquidity and funding requirements

As of June 30, 2018, the Group had $89.3 million in cash and cash equivalents. Management believes, based on current estimates, that cash and cash equivalents held at June 30, 2018 will provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s planned operating activities resulting in the use of our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Interference Proceeding and Opposition Proceeding and to defend and protect the intellectual property associated with the Company. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation. Accordingly, our estimated use of cash for the next twelve months could change near-term and the change could be material. Unexpected cash outflows would likely have a material adverse impact on our financial position and our ability to fund operations. We have no long-term financial commitments that would affect our liquidity. With the exception of the year ended December 31, 2017, the Group has never reported net income or positive cash flows from operations. Management expects the Group to report a net loss and negative cash flows from operations for the year ending December 31, 2018 and the Group will likely continue to incur net losses and negative cash flows from operations through at least 2020 and possibly longer. We expect our operating expenses will fluctuate significantly, period to period, as we take steps to maximize the benefit of the License Agreement. Future operating revenues and the long-term success of the Group are contingent on the Company prevailing in either the Interference Proceeding and/or the Opposition Proceeding. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain.

During September 2017, the Company made a cash distribution of 917.7 million EUR ($1.1 billion) to shareholders in the form of a capital reduction. The Company currently has made no decision to make future cash distributions to shareholders.

See “Liquidity Risk” below as well as our Annual Report for additional information.

Comparison of the six-month periods ended June 30, 2018 and 2017

The table below summarizes our consolidated statement of cash flows for each of the six-month periods ended June 30, 2018 and 2017:

	Six-month periods ended June 30,
	2018	2017
	(USD in thousands)
Net cash flows (used in) provided by operating activities	(10,115)	1,211,049
Net cash flows used in investing activities	—	(3)
Net cash flows (used in) provided by financing activities	(7,636)	49
Net (decrease) increase in cash and cash equivalents	(17,751)	1,211,095
Net foreign exchange differences	(2,542)	87,432
Cash and cash equivalents beginning of year	109,554	57,898
Cash and cash equivalents end of period	89,261	1,356,425

The net cash flows used in operations totaled $10.1 million in the six-month period ended June 30, 2018 compared to net cash flows provided by operating activities totaled $1.2 billion in the six-month period ended June 30, 2017. The decrease in 2018 in operating cash flows is due to the nonrecurring receipt of the Non-refundable Fee of $1.25 billion in 2017.

Cash flows used in investing activities during the six-month periods ended June 30, 2017 related to the purchase of equipment totaling $3,000.

Cash flows used in financing activities of $7.6 million during the six-month period ended June 30, 2018 primarily related to amounts due to equity award holders in connection with antidilution terms that such holders have that were effectuated by the Capital Reduction. Cash flows provided by financing activities of $49,000 for the six-month periods ended June 30, 2017 resulted from the proceeds received in connection with the exercise of warrants.

Capital Expenditures

Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

Contingent Liabilities

See Note 6.2 (Contingent liabilities) to the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Critical Accounting Policies

There have been no changes to the Group’s accounting policies as disclosed in the Annual Report.

Quantitative and Qualitative Disclosures about Financial Risks

Market Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, the Great British Pound (“GBP”), and the Euro (“EUR”).

Forward Pharma A/S’ and our wholly owned subsidiaries Forward Pharma Operations ApS’ and Forward Pharma FA ApS’ functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the EUR, and our wholly owned subsidiary Forward Pharma USA, LLC’s functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in EUR and therefore we are impacted by changes in foreign currency exchange rates.

We do not believe there is currently a need to enter into specific contracts to reduce our exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. Historically, our operating results have been impacted by material gains and losses that result from changes in exchange rates, period to period, particularly with regards to our cash and cash equivalents held in USD. Future changes in foreign exchange rates will impact our reported operating results and the impact could be material.

We estimate a 10% increase in the value of the USD relative to the EUR and the DKK would have decreased our net loss for the six-month period ended June 30, 2018 by approximately $634,000. A 10% decrease in the value of the USD relative to the EUR and the DKK would have increased our net loss for the six-month period ended June 30, 2018 by a corresponding amount.

Credit Risk

The Company’s cash and cash equivalents are held primarily at two banks with Moody’s long-term credit ratings of Aa2 and Aa3, respectively. We do not invest in equity instruments or derivatives. Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments, if investing.

Liquidity Risk

We believe that our cash and cash equivalents held at June 30, 2018, will enable us to fund our liquidity needs beyond the next twelve months. Future operating revenues and the long-term success of the Group are contingent on the Company prevailing in either the Interference Proceeding and/or the Opposition Proceeding. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain.

Update on Intellectual Property Proceedings

On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favour of Biogen. The Patent Trademark and Appeal Board (“PTAB”) ruled that the claims of the U.S. patent application 11/576,871 (“‘871 Application”) are not patentable due to a lack of adequate written description. The Company has appealed the decision to the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”), where the appeal was heard at an oral hearing on June 4, 2018. The appeal is expected to be decided before the end of the year. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties’ other outstanding motions, including Biogen’s priority motion.

On January 29, 2018, the Opposition Division of the European Patent Office (“EPO”) concluded the oral proceedings concerning the EP2801355 patent (the “‘355 patent”). The Opposition Division revoked the ‘355 patent after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its detailed reasons for the decision. On May 7, 2018, the Company appealed the Opposition Division’s decision to the Technical Board of Appeal (“TBA”) of the EPO and filed its detailed grounds of appeal on August 1, 2018. The appeal process has an expected duration of an additional two to three years. By initiating the appeal, the revocation will only become effective if and when confirmed by the TBA. If the Company prevails in such appeal, we expect the TBA to remand the case to the Opposition Division, for the Opposition Division to resolve the remaining elements of the original opposition.

Item 3.   Exhibit

Exhibit No.	Description

101.1	Interactive Data Files (XBRL-Related Documents).

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: September 19, 2018	By:	/s/ Claus Bo Svendsen
Claus Bo Svendsen
Chief Executive Officer